Registration No. 333-112200
                                                       Rule 424(b)(3) Prospectus




PROSPECTUS



                         2,200,000 Class A Common Shares

                               Sea Containers Ltd.

        Sea Containers Ltd. intends to sell from time to time up to 2,200,000 shares of its class A common shares, par value $.01 each, through Citigroup Global Markets Inc., on terms fixed at the time of sale. Citigroup is not required to sell any specific number or dollar amount of shares but has agreed to use its best efforts to sell the shares offered upon our request. Sea Containers has agreed to pay Citigroup a commission of 10 cents per share for sales of class A common shares in agency transactions. See "Plan of Distribution."

        The class A common shares are listed on the New York Stock Exchange and the Pacific Exchange (symbol: SCR.A). On February 20, 2004, the last reported sale price of a class A common share for New York Stock Exchange composite transactions was $19.95.

        On February 19, 2004 Sea Containers had issued and outstanding 21,509,698 class A common shares and 14,413,395 class B common shares, par value $.01 each. Sea Containers' bye-laws provide that its board of directors cannot declare any cash dividends on the class B common shares unless at the same time it declares a cash dividend on each class A common share in an amount at least 10% higher than the amount of the dividend declared on each class B common share. In general, holders of class A common shares and class B common shares vote together as a single class on all matters submitted to a vote of Sea Containers' shareholders, with holders of class B common shares having one vote per share and holders of class A common shares having one-tenth of one vote per share. Each class B common share is convertible at any time into one class A common share. In all other material respects, the class A common shares and class B common shares are identical and are treated as a single class of common shares. See "Description of Common Shares."

        You should carefully consider the risk factors beginning on page 3 of this prospectus before you invest in the class A common shares.

        This prospectus also relates to 2,200,000 rights to purchase Sea Containers' series A junior participating preferred shares. These rights will be attached to and transferable only with the class A common shares sold in this offering. See "Description of Common Shares -- Preferred Share Purchase Rights."

        None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is February 23, 2004.

                                    Citigroup



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                                TABLE OF CONTENTS
                                                                            Page
                                                                             No.
                                                                             ---
Risk Factors..................................................................3
   Risk Factors Relating to our Businesses....................................3
   Other Risks...............................................................17
Forward-Looking Statements...................................................22
Our Businesses...............................................................23
   Ferry Operations..........................................................23
   Rail Operations...........................................................23
   Marine Container Operations...............................................23
   Leisure Operations........................................................24
Relationship with Orient-Express Hotels......................................24
Use of Proceeds..............................................................25
Plan of Distribution.........................................................25
Description of Common Shares.................................................26
   Dividend Rights...........................................................26
   Voting Rights.............................................................28
   Preferred Share Purchase Rights...........................................30
   Liquidation Rights........................................................31
   Conversion Rights.........................................................31
   Miscellaneous.............................................................31
Authorized Representative....................................................32
Legal Matters................................................................32
Experts......................................................................32
Where You Can Find More Information..........................................32


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                                  Risk Factors

        You should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus before making a decision to purchase class A common shares.

        If any of these risks occur, Sea Containers' business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. In such case, the market price of the class A common shares could decline.

        This prospectus, including the documents incorporated by reference herein, also contains forward-looking statements that involve risks and uncertainties. We refer you to "Forward-Looking Statements" in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

                     Risk Factors Relating to our Businesses

Ferry Operations

The ferry industry in areas where Sea Containers operates is highly competitive.

        Sea Containers competes with

          o six conventionalferry companies between southern Britain and the European Continent, three of which cross the Dover Straits, and also with Eurotunnel under the English Channel,

          o five ferry operators between Britain and Ireland, including three running fast ferries,

          o airlines, which compete for passenger traffic on our longer routes,

          o another commuter ferry service from eastern New Jersey to Manhattan, as well as road and rail commuter services, and

          o    eight ferry companies in the northern Baltic Sea.

        The principal effect of all this competition is to limit our pricing power on our various routes. An increase in competition on any of the routes could adversely affect Sea Containers' passenger traffic or its pricing, thereby reducing its revenues. Also, some of Sea Containers' competitors have lower labor costs than it does, giving them an operating cost advantage over Sea Containers.

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Sea  Containers  no  longer  offers  duty-free  sales to most of its  passengers traveling between European Union countries, and retail profitability has fallen as a result.

        Retail sales to passengers of wine, spirits, perfume, tobacco and other products are an important component of ferry revenue on many of our routes. Duty-free shopping by passengers travelling between European Union countries ended in 1999, and the profitability of affected routes has fallen because margins are less on duty-paid merchandise. Also, passenger and car volumes have declined particularly on our cross-Channel routes below 1999 levels because of the absence of duty-free shopping and because fares have been increased to try to maintain profitability. Since 1999, we have discontinued three former duty-free routes to save costs. Silja Line also closed one route in 2000, but it has been less affected by the abolition of duty-free retail sales because all of its sailings to and from Sweden call at the nearby Aland Islands of Finland where the duty-free exemption continues due to the islands' fiscal status outside the European Union. However, we cannot assure you that the Aland Islands will continue to maintain its duty-free exemption. Also, Silja Line's routes to Estonia remain duty-free until May 2004, when Estonia joins the European Union.

Sea Containers' operating results are subject to seasonal fluctuations.

        Our passenger ferry business in North Europe and within the Baltic Sea is subject to seasonal fluctuation principally because volumes are linked to tourism. For example, about one-half of the passengers using ferry services to and from Britain travel during the June-September period. The historical and expected pattern of operating results from our ferry activities collectively is a loss in the first quarter each year and either a loss or breakeven in the fourth quarter. In 2004, we plan to operate our remaining U.K. ferry services on a seasonal basis, closing during the winter months, to save costs.

Rising fuel prices may adversely affect the profits of Sea Containers' ferry services.

        Fuel is a significant operating expense for ferry operations. As a result, an increase in the price of fuel, such as that which occurred late in 2002 and has continued to the present, has adversely affected, and may in the future adversely affect, profitability. Sea Containers may purchase fuel forward at predetermined prices, as it did for part of 2003, and may introduce fuel surcharges on passenger and vehicle fares in an effort to mitigate these increased costs, but we cannot assure you that these measures will prevent a fall in profits.

        Also, fuel price protests, as occurred in 2000 at French and British ports served by our ferries, may disrupt traffic flow for short periods and result in cancellations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects resulting in loss of carryings.

Recurrence of the foot and mouth epidemic or other events affecting tourism in Britain may adversely affect Sea Containers' results.

        In 2001, parts of mainland Britain suffered a foot and mouth disease outbreak. Areas were quarantined and affected livestock was killed. As a result, tourism in Britain suffered because of the negative publicity and cancellations of annual sporting and other public events during the spring and summer. Our ferry services to and from the European Continent and

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Ireland were adversely affected because tourist passenger and car traffic fell.
The epidemic ended in the latter part of 2001, but it may recur in the future. Generally speaking, our ferry traffic fluctuates with levels of tourism to Britain and may decline if events affecting tourism should occur, like the foot and mouth epidemic or acts or threatened acts of terrorism.

Accidents at sea and compliance with safety and environmental requirements may adversely affect Sea Containers' ferry operations.

        The operation of ships at sea is inherently risky, and the consequences of accidents may exceed the insurance coverage in place or result in a fall in passenger volume because of a possible adverse impact on the public's perception of ferry safety. For example, in August 2002, an engine fire in a ferry on Sea Containers' Belfast to Heysham route disrupted service during the peak season, resulting in a loss of about $3,500,000 of revenue which was not covered by insurance. Also, government regulation of ships particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our ships to keep them in compliance.

Silja Line employs about 3,000 staff on board ship and onshore, most of whom are unionized. Strikes by them may disrupt Silja Line services.

        The shipping industry in Finland and Sweden is susceptible to industrial action due to the strong influence of maritime trade unions, resulting both from direct employer/employee disputes and from sympathetic industrial action which legislation in those countries currently permits. While we believe that Silja Line has good relations with its work force, we cannot assure you that Silja Line will not be adversely affected by future industrial action against efforts by Silja Line management to reduce labor costs, restrain wage increases or modify work practices.

Profit margins on duty-free alcohol sold by Silja Line may decline in the future

        Retail prices of alcoholic beverages in the state monopoly shops in Finland and Sweden are very high compared to the retail prices in other European Union countries. We expect that the import of lower cost duty-paid alcoholic beverages bought by private individuals in other European Union countries will gradually result in a reduction of prices in Finland and Sweden. Lower retail prices in the shops on land will require duty-free shops on board Silja ferries to lower their prices to maintain their competitive advantage and would therefore be likely to lead to lower profit margins. This could have an adverse effect on Silja's financial results because a large part of Silja's revenue is generated by sales made in shops on board, about half of which is attributable to liquor, wine and beer.

Other factors may adversely affect the profitability of Sea Containers' ferry services.

        Other principal factors affecting the performance of our ferry services are

          o    travel convenience of departure timings,

          o    adverse weather conditions disrupting service schedules,

          o    regional economic and political conditions, including recessions,

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          o    foreign  exchange rate  fluctuations  in countries  served by our ferries,

          o    fluctuating prices in the ship sale and purchase market, and

          o industrial relations, strike activity and civil unrest at the ports and regions served by our ferries.

        The impact on profitability of these factors varies with each route and may change from year to year. Also, the opening of new routes can be unprofitable in early years because of the need to build up traffic over time while incurring added marketing, administrative and other start-up costs.

Rail Operations

The failure by Network Rail to maintain properly the railway infrastructure may disrupt Sea Containers' Great North Eastern Railway passenger rail services in Britain and may adversely affect GNER's revenues.

        As part of the privatization of the rail industry in Britain, Network Rail (Infrastructure) Ltd. (the successor to Railtrack Plc since October 2002) owns and maintains almost all track, signaling and other rail infrastructure in Britain. We have contracted with Network Rail for access to the tracks on which we operate. Our services may be disrupted and we may lose revenue if Network Rail fails to maintain track and signaling sufficiently. Although Network Rail has agreed to compensate us for certain disruptions and losses, we cannot assure you that we will be fully compensated.

        On October 17, 2000, a GNER train traveling at high speed derailed because of broken track near the town of Hatfield north of London. Four passengers were killed and 70 more were injured. The track had been insufficiently maintained by Railtrack with no speed restriction in place. GNER was exonerated from any responsibility for the accident.

        On February 28, 2001, another accident involving GNER occurred near the town of Selby, south of York, when a passenger vehicle ran off a highway and stopped in the path of an oncoming GNER train traveling at high speed. The collision with the vehicle and the resulting derailment thrust the GNER train into a laden coal train traveling in the opposite direction on the adjacent track. In the collision between the two trains, ten persons were killed including three GNER staff, and 70 more were injured. As in the Hatfield derailment, GNER has been absolved from any fault for the Selby accident.

        Following the Hatfield derailment, Railtrack imposed speed restrictions on the British rail network for many months while track inspections and emergency maintenance were carried out. Train service was severely disrupted from resulting delays and cancellations. Most GNER service has been reinstated to pre-Hatfield levels, but following the Hatfield and Selby accidents and until 2003, long distance train operators in Britain generally, including GNER, had experienced a fall in ridership or at least a slowdown in ridership growth.

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GNER does not maintain business  interruption  insurance  relating to its moving train operations.

        Following the Hatfield and Selby accidents described above, as well as accidents involving other passenger train operators in Britain and the bankruptcy of one of the larger insurers writing business interruption insurance for the U.K. rail industry, this class of coverage is not currently available to passenger rail franchisees in the U.K. GNER and other franchisees are relying primarily on their rights against Network Rail under track access agreements for reimbursement of losses from future accidents involving moving train operations. There can be no assurance, however, that Network Rail or other responsible parties will provide sufficient reimbursement to make GNER whole.


Following settlement of GNER's disputes with Network Rail, GNER has a separate dispute with the U.K. Strategic Rail Authority.

        Following the Hatfield and Selby accidents described above, GNER made claims against Railtrack under the track access agreement including for lost revenues attributable to the disruption in services resulting from these accidents. Because of disputes, both GNER and Railtrack withheld contractual payments due during 2001 through March 2002, when payments resumed. As a result of separate arbitration awards under different parts of the track access agreement, Railtrack's liability to compensate GNER was confirmed and proceedings continued as to the amounts due. In December 2003, GNER and Network Rail (as Railtrack's successor) reached agreement settling GNER's claims arising from the service disruption and relieving GNER from the obligation to repay amounts previously withheld, other than $7,900,000 of track access charges over withheld.

        The U.K. Strategic Rail Authority, the franchisor under GNER's passenger rail franchise agreement, has separately claimed a portion of the compensation received by GNER in its settlement with Network Rail. The Authority's claim amounts to about (pound)25,000,000 ($45,000,000). GNER was advised by its legal counsel that GNER has no obligation to the Authority under its franchise agreement. On or about January 28, 2004, the Authority provided GNER with an opinion of its legal counsel concluding that the Authority is entitled to payment. GNER furnished its counsel with a copy of the opinion of the Authority's counsel and, on February 11, 2004, GNER received a second opinion from its legal counsel stating that, after reviewing the opinion of the Authority's legal counsel, GNER's counsel maintained the view that GNER is not obligated to pay over to the Authority any portion of the settlement compensation received by GNER from Network Rail.

        GNER and the Authority are currently engaged in discussions to resolve this dispute. If the parties do not reach agreement,GNER's legal counsel is of the view that the dispute between GNER and the Authority would be submitted to arbitration. We cannot assure you that the discussions between GNER and the Authority will be successful or that GNER will not have to make payments to the Authority as a result of an arbitration proceeding or otherwise.

GNER's rail franchise expires in April 2005 and may not be extended.

        GNER's rail franchise was originally granted by the predecessor of the U.K. Strategic Rail Authority in 1996 for a seven-year term, and was extended by two years at the beginning of 2002

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so that it currently expires in April 2005. GNER had applied in 1999 to replace and extend its franchise agreement with one expiring in 2020, but the industry-wide consequences of the Hatfield derailment described above, including the financial impact on Railtrack, resulted in the shorter extension. On January 29, 2004, the Authority announced it would invite bids from all interested persons to operate the franchise for a new term of seven to ten years after it expires in April 2005, and GNER plans to bid again for the franchise. However, we cannot assure you that GNER will be awarded the franchise or that the currently pending dispute with the Authority may not affect its willingness to continue GNER as the franchisee. Failure to renew or extend the franchise in 2005 could require Sea Containers to terminate its rail operations, unless Sea Containers is awarded another passenger franchise, and could adversely affect Sea Containers' future earnings. Sea Containers' earnings before interest and tax from rail operations were $68,893,000 in 2002 and $63,219,000 for the nine months ended September 30, 2003. If Sea Containers is able to renew the franchise in 2005 as planned, the renewal terms may be less attractive to GNER than its current franchise and earnings before interest and tax from rail operations could be reduced by about $25,000,000 annually based on current forecasts. GNER earnings are subject to corporate income tax in the U.K.

Our GNER rail business competes with other passenger train operators in Britain that may increase their train paths and times and limit our expansion plans.

        Eight other passenger train operators in Britain run on parts of GNER's routes. In general, another operator may negotiate with Network Rail for new services and additional train paths and times. All awards are still government-regulated to ensure passenger benefits are achieved, such as better frequencies, lower fares or new journey opportunities, and to avoid competition that might interfere with each operator's ability to satisfy the minimum service requirements under its franchise. GNER has experienced only limited new competition since its franchise began. Aggressive bidding by GNER's rail competitors in the future, however, may divert business away from GNER and limit our expansion plans.

        We also compete with cars, buses, airlines and other train operators with parallel or intersecting train routes with us. Customers tend to choose their mode of transportation based on

          o    frequency of arrivals and departures,

          o    time,

          o    reliability,

          o    convenience,

          o    comfort, and

          o    price.

The weight given to any one particular factor depends on whether a customer is traveling for business or for pleasure.



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GNER may be unable  to  increase  its  revenue  to pass  through  its  increased expenses.

        We offer a variety of ticket types with different prices, such as standard class, first class, weekend and advance purchase. We are contractually obligated not to raise our ticket prices more than one percent above the rate of inflation on ticket types currently representing about 20% of GNER's fare revenues. Our remaining ticket prices are not subject to any cap but are subject to competitive pricing of alternative rail, airline and other transport services. We must also pay passenger rebates if our trains fail to meet prescribed punctuality and reliability standards. Therefore, if our expenses increase, we may be unable to raise our revenue to pass through these increases.

We cannot assure you that labor disputes at GNER or other rail services will not adversely affect Sea Containers.

        Labor is the largest component of variable costs for our rail operation. GNER has about 3,000 employees, about two-thirds of whom belong to unions. Since 1992, there has not been a labor strike specifically directed at GNER although nationwide strikes against former British Rail disrupted GNER's rail services for short periods in 1994 and 1995. The management of our rail operations is working with the unions to increase efficiency by changing work practices, mutual decision making and ongoing training, without adversely impacting service or safety. We cannot assure you that these measures will not result in labor disputes disrupting our business or that nationwide strikes similar to those discussed above will not recur. Also, labor disputes disrupting other rail services connecting with GNER may reduce our passenger carryings so that we lose revenue.

Penalty payments, poor weather, rising compliance costs and accidents may adversely affect GNER performance.

        If our train services disrupt Network Rail's scheduling or other operation of the rail infrastructure, such as by breakdowns of our rolling stock or through strikes by our employees, or if our services become insufficiently reliable, then GNER must pay contractual penalties to Network Rail or the British government. Our penalty payments have varied in the past but could be substantial since some factors that cause delays can be largely out of our control.

        Other factors affecting GNER's financial performance are adverse weather conditions disrupting services such as by track flooding, actual or threatened terrorist acts halting services, and changing government safety regulations which impose additional compliance costs on train operators. While we believe GNER operates its trains in compliance with relevant safety standards and carries adequate insurance against loss, we cannot assure you that accidents will not occur in the future involving GNER, whether or not it is at fault, or involving other train operations in Britain, or that a serious incident, whether or not involving GNER, would not have a material adverse effect on GNER's operations or financial condition.



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Marine Container Operations

Sea Containers may be unable to compete favorably in the highly competitive container leasing and sales business.

        The container leasing and sales business is highly competitive. GE SeaCo, our 50/50 joint venture with General Electric Capital Corporation, competes with

          o    nine other major leasing companies,

          o    many smaller lessors,

          o    manufacturers of container equipment,


          o companies offering finance leases as distinct from operating leases,

          o promoters of container ownership and leasing as a tax shelter investment,

          o container shipping lines, which sometimes lease their excess container inventories, and

          o    suppliers  of   alternative   types  of  equipment   for  freight
               transport.

Competition among container leasing companies depends upon factors which include

          o    lease rates,

          o the availability, quality and individual characteristics of equipment, and

          o    customer service.

A decrease in the volume of world trade and other operating factors may adversely affect Sea Containers' container leasing business.

        World Trade. Demand for leased containers depends largely on levels of international trade and economic growth, both global and regional. Cyclical recessions can negatively affect lessors' operating results because during economic downturns or periods of reduced trade, such as occurred in 2001, ocean carriers may lease fewer containers and rely more on their owned fleets to satisfy their container requirements or may lease containers only at reduced rates. Thus, a slowdown in economic growth or trade may adversely affect GE SeaCo's container leasing business. We cannot predict whether or when such cyclical downturns will occur in the leasing industry.

        Other Factors. In recent years, the availability of low prices for new containers, principally those manufactured in China, and the consolidation of shipping lines have adversely affected our container leasing business. These trends may continue.


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        Other general factors affecting demand for leased containers include

          o the available supply and prices of new and used containers, including the market acceptance of new container types and overbuying by competitors and customers,

          o economic conditions and competitive pressures in the shipping industry, including fluctuating ship charter and freight rates, containership fleet overcapacity or undercapacity, and expansion, consolidation or withdrawal of individual customers in that industry,

          o    shifting trends and patterns of cargo traffic,

          o    the availability and terms of equipment financing,

          o    fluctuations in interest rates and foreign currency values,

          o    import/export tariffs and restrictions,

          o    foreign exchange controls, and

          o other governmental regulations and political or economic factors that are inherently unpredictable and may be beyond our control.

        The effect of these factors in 2002 was a decline in container leasing profitability.

We cannot assure you that lease rates or utilization for our containers will not decrease or that we can meet container demand.

        GE SeaCo's revenue is variable and largely depends on lease rates, equipment utilization and equipment availability. Lease rates depend on

          o    the type and length of the lease,

          o    the type and age of the equipment,

          o the application of our SeaWorthy and SeaCover programs to equipment maintenance obligations under the lease,

          o    competition, as more fully discussed above,

          o    interest rates,

          o    new container prices, and

          o economic conditions, including world trade and other factors more fully discussed above.

        In recent years lease rates have declined, as have new container prices, and may continue to do so, thereby detracting from the economic returns on higher valued existing equipment.



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        Utilization is the ratio of containers on lease to GE SeaCo's total container fleet and may also fluctuate due to these same factors. In recent years, for example, overall fleet utilization has declined principally because of consolidations among shipping lines, a trade imbalance with Asia resulting in high equipment returns in North America and Europe, and overproduction of some types of new containers by factories and overbuying by shipping lines and leasing competitors. While utilization improved in 2002 and 2003, there may again be a decline in utilization in future years.

        In order to meet anticipated demand promptly, GE SeaCo maintains inventories of available containers at various depots worldwide. Because demand is difficult to estimate, however, these inventories may be too large or small, and repositioning equipment in a timely manner may not be economically feasible. Also, container supply from manufacturers involves a time delay between order placement and equipment delivery, as a result of which GE SeaCo's revenue may be restrained when demand is strong or may not be realized by the time equipment is delivered.

If GE SeaCo sells large quantities of equipment, our gains or losses on sale of equipment will fluctuate and may be significant.

        From time to time GE SeaCo sells equipment which it or one of its partners owns, both containers on lease to the lessee and idle equipment off lease. Equipment is typically sold if it is in the best interest of the owner to do so after taking into consideration the book value, physical condition, remaining useful life, suitability for leasing or other uses, and the prevailing local sales price for the equipment. Since these considerations vary, gains or losses on sale of equipment will also fluctuate and may be significant if GE SeaCo sells large quantities of equipment. In recent years, GE SeaCo has stepped up its sale program on behalf of its partners to dispose of older units.

Repositioning costs may adversely affect our profitability.

        If lessees return equipment to locations where supply exceeds demand, GE SeaCo routinely repositions containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the last lessees of the equipment or pick-up charges paid by the new lessees. Nor may demand be as great as anticipated after repositioning has occurred so that the equipment remains idle.

Sea Containers may lose lease revenue and incur additional operating expenses when lessees of its containers default.

        When lessees of our containers default, the containers may be returned in locations where GE SeaCo cannot efficiently re-lease or sell them, or they may be lost. GE SeaCo may have to repair and reposition these containers where it can re-lease or sell them, which could be expensive depending on the locations and distances involved. As a result, GE SeaCo may lose lease revenue and incur additional operating expenses in repossessing and storing the equipment. While in recent years, defaults by lessees, as measured by our allowance for specific doubtful accounts, have not been material as a percentage of container revenue, we cannot assure you that any future defaults will not be material.



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Sea Containers may be subject to  environmental  liability that could  adversely affect its business and financial health despite its insurance coverage.

        In certain countries like the United States, the owner of a leased container may be liable for the costs of environmental damage from the discharge of the contents of the container even though the owner is not at fault. GE SeaCo maintains insurance against property damage and third-party liability for its owned containers and those of its partners, and we require lessees to obtain similar insurance and to provide us indemnity against loss. However, we cannot assure you that insurance or indemnities can fully protect us or GE SeaCo against damages arising from environmental damage.

        Many countries impose limitations on the production of chlorofluorocarbon CFC refrigerants because of their ozone depleting and global warming effects. As a result, substantially all refrigerated containers in the GE SeaCo fleet acquired since 1992 have been charged with non-CFC refrigerant gas, and we are converting older units over time to non-CFC gas or disposing of them. Future government regulation of refrigerants and synthetic insulation materials, however, might require refrigerated containers using non-conforming substances to be retrofitted with conforming ones such as non-CFC refrigerants. In that event, we would have to bear all or a large portion of the cost to convert our units.

Leisure Operations

The operations of Orient-Express Hotels are subject to adverse factors generally encountered in the hospitality industry.

        Besides the specific conditions discussed in the risk factors below, these factors include

          o cyclical downturns arising from changes in general and local economic conditions,

          o dependence on varying levels of tourism, business travel and corporate entertainment,

          o rising or falling disposable income of consumers and the travelling public,

          o    changes in popular travel patterns,

          o    competition from other hotels and leisure time activities,

          o periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

          o increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

          o regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

          o    foreign exchange rate movements,

          o adverse weather conditions or destructive forces like fire or flooding, and

          o seasonality, in that many of Orient-Express Hotels' hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

        The effect of these factors varies among Orient-Express Hotels' hotels and other properties because of their geographic diversity. The SARS epidemic in Asia, for example, caused a reduction in passenger bookings on the tourist train of Orient-Express Hotels operating between Bangkok and Singapore and had a negative impact on travel to Australia and Tahiti. Although the SARS outbreak has been largely contained, it is possible that the disease could re-emerge. The occurrence of this or a similar event may have a negative impact on Orient-Express Hotels' operations.

        In particular, as a result of terrorist attacks in the United States on September 11, 2001 and the subsequent military actions in Afghanistan and Iraq, international, regional and even domestic travel have been disrupted. Demand for most of Orient-Express Hotels' properties declined substantially in the latter part of 2001, and the effects of the disruption are continuing to be felt. For example, American leisure travellers seem more reluctant than in the past to go abroad, and the booking lead-times by guests, travel agents and tour operators at Orient-Express Hotels' properties has shortened since September 11. Further acts of terrorism or possible military action could again reduce leisure and business travel.

The hospitality industry is highly competitive, both for acquisitions of new hotels and restaurants and for customers.

        Orient-Express Hotels competes for hotel and restaurant acquisition opportunities with others who have substantially greater financial resources than it does. They may be prepared to accept a higher level of financial risk than Orient-Express Hotels can prudently manage. This competition may have the effect of reducing the number of suitable investment opportunities offered to Orient-Express Hotels and increasing Orient-Express Hotels' acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Some of Orient-Express Hotels' properties are located in areas where there are numerous competitors. For example, in the last two years, competing deluxe hotels opened near its properties in New Orleans, Sydney and Rio de Janeiro. Competitive factors in the hospitality industry include convenience of location, quality of the property, room rates and menu prices, range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of Orient-Express Hotels' markets could impact the convenience or desirability of its hotels and restaurants, and so could adversely affect their operations. Also, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in the markets in which Orient-Express Hotels' hotels and restaurants compete.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, construction and environmental concerns, and compliance with these laws could reduce revenues and profits of properties owned or managed by Orient-Express Hotels.

        Orient-Express Hotels and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, liquor service, and health and safety of premises. Orient-Express Hotels' properties are also subject to laws governing Orient-Express Hotels' relationship with its employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, the success of expanding Orient-Express Hotels' existing properties depends upon its obtaining necessary building permits or zoning variances from local authorities.

        Orient-Express Hotels also is subject to foreign and U.S. laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before Orient-Express Hotels acquired it.

Orient-Express Hotels' acquisition, expansion and development strategy may be less successful than we expect, and, therefore, its growth may be limited.

        Orient-Express Hotels intends to increase its revenues and net income through acquisitions of new properties and expansion of its existing properties. Pursuit of new growth opportunities successfully will depend on the ability to identify properties suitable for acquisition and expansion, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and permits and to integrate new properties into existing operations. Also, the acquisition of properties in new locations may present operating and marketing challenges that are different from those currently encountered in existing locations. We cannot assure you that Orient-Express Hotels will succeed in its growth strategy.

        Orient-Express Hotels may develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, labor or material shortages, work stoppages and the continued availability of construction and permanent financing. For example, the opening of the Westcliff Hotel in Johannesburg occurred about six months later than originally planned as construction took longer than expected. This delay had a significant adverse impact on the revenues and profitability of African operations.

We cannot be sure that Orient-Express Hotels will obtain the necessary additional capital to finance the growth of its business.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade existing properties, are capital intensive. Orient-Express Hotels' current expansion plans call for the expenditure of up to an aggregate of about $80,000,000 over the next few years to add new rooms and/or facilities to existing properties, and its current acquisition plans call for the expenditure of about $50,000,000 per year for new properties. Orient-Express Hotels also plans to continue to acquire additional properties. The availability of future borrowings and access to the capital markets for equity
                                       15
financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to Orient-Express Hotels. We cannot assure you that future borrowings or equity financing will be available to Orient-Express Hotels, or available on acceptable terms, in an amount sufficient to fund its needs. Future debt financings could involve restrictive covenants which would limit Orient-Express Hotels' flexibility in operating its business.

Orient-Express Hotels' operations may be adversely affected by extreme weather conditions and the impact of natural disasters.

        Orient-Express Hotels operates properties in a variety of locales, each of which is subject to local weather patterns and their effects on its properties as well as on customer travel. Since Orient-Express Hotels' revenues are dependent on the revenues of individual properties, extreme weather conditions can from time to time have a major adverse impact upon individual properties or particular regions. For example, in November 1999 a major hurricane passed over St. Martin where the La Samanna hotel is located, resulting in the closing of the hotel until February 2000 so that much of the high season that year was missed.

        Orient-Express Hotels' properties are also vulnerable to the effects of destructive forces, such as fire, storms and flooding. Although the properties are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of the insurance coverage or be outside the scope of that coverage. The La Samanna hotel, for example, suffered substantial wind and flooding damage during the 1999 hurricane. Although it was fully insured for that damage, Orient-Express Hotels may face losses with other natural disasters affecting its properties in the future.

If the relationships between Orient-Express Hotels and its employees were to deteriorate, it may be faced with labor shortages or stoppages, which would adversely affect its ability to operate its facilities.

        Orient-Express Hotels' relations with its employees in various countries, including employees represented by labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels, working conditions, or its response to changes in government regulation of workers and the workplace. Operations rely heavily on employees' providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees, including labor unions, could adversely affect the ability to provide those services, which could reduce occupancy and room revenue and even tarnish Orient-Express Hotels' reputation.

Orient-Express Hotels' owned hotels and restaurants are subject to risks generally incident to the ownership of commercial real estate and often beyond its control.

        These include

          o changes in national, regional and local economic and political conditions,

          o changes in interest rates and in the availability, cost and terms of financing,

          o the impact of present or future governmental legislation and regulations (including environmental laws),

          o the ongoing need for capital improvements to maintain or upgrade properties,

          o    changes in property taxes and operating expenses, and

          o    the potential for uninsured or underinsured losses.

Sea Containers no longer has voting control of Orient-Express Hotels which is no longer a Sea Containers consolidated subsidiary.

        On July 22, 2002, a subsidiary of Orient-Express Hotels -- Orient-Express Holdings 1 Ltd. -- acquired from Sea Containers a substantial number of Orient-Express Hotels class B common shares pursuant to an agreement in place at the time of the initial public offering of Orient-Express Hotels in August 2000. The shares now owned by Holdings 1 represent about 76% of the combined voting power of all Orient-Express Hotels common shares outstanding. As a result, although three directors and officers of Sea Containers are on the board of directors of Orient-Express Hotels, Sea Containers no longer has voting control of Orient-Express Hotels.

        Since November 14, 2002, Sea Containers has owned less than a majority of the common shares of Orient-Express Hotels (disregarding the shares owned by Holdings 1). Therefore, Orient-Express Hotels is not any longer a consolidated subsidiary in Sea Containers' financial statements. Instead, Sea Containers accounts for its investment in Orient-Express Hotels using the equity method of accounting.

                                   Other Risks

Sea Containers has significant debt repayment obligations in the future.

        At September 30, 2003, Sea Containers and its subsidiaries were obligated to repay through the end of 2004 approximately $396,659,000 of indebtedness, including $127,514,000 of borrowings under a $203,909,000 revolving credit facility from a syndicate of banks secured by container equipment, due October 24, 2004, and $79,729,000 of 12 1/2 % Senior Subordinated Debentures due December 1, 2004.

        In May 2003, management undertook a plan to restructure Sea Containers' indebtedness by extending the maturity dates of certain indebtedness and by repaying other indebtedness by selling or refinancing certain assets. Pursuant to such restructuring plan, through September 30, 2003, Sea Containers and its subsidiaries have repaid or extended the maturity dates of approximately $279,000,000 of indebtedness. Approximately $222,000,000 of the indebtedness repaid came from the proceeds received from the sale of its Isle of Man Stream Packet Company ferry unit in the Irish Sea. In December 2003, Sea Containers entered into a working capital loan facility with a syndicate of banks in the amount of $100,000,000, of which $32,000,000 had been borrowed at year end. Also, throughout December 2003 and January 2004, Sea Containers issued and sold 2,000,000 class A common shares, realizing net cash proceeds of $35,630,000 used in part to repay short-term debt.

        The next steps of the restructuring plan contemplate

          o the extension of the maturity of Sea Containers' revolving credit facility due October 2004,

          o the refinancing of the 12 1/2% Senior Subordinated Debentures and perhaps other debt with the net proceeds of the issue and sale of up to $150,000,000 of new senior notes of Sea Containers,

          o the sale of additional newly issued class A common shares of Sea Containers and

          o the sale of common shares of Orient-Express Hotels owned by Sea Containers.

The sale of Sea Containers senior notes or Sea Containers or Orient-Express Hotels shares will depend on market conditions. We cannot assure you that Sea Containers will be able to complete its restructuring plan on a timely basis or that Sea Containers will raise funds or extend maturities to the extent necessary.

        To the extent that indebtedness is refinanced or its maturity successfully extended, Sea Containers will have to repay the new or extended indebtedness when it becomes due, together with other indebtedness due in future years, and we cannot assure you that Sea Containers will have sufficient cash flow from operations to do so. Furthermore, although Sea Containers may seek to refinance some of its indebtedness in future years, it may not be able to obtain refinancing. Sea Containers has substantial additional indebtedness due in 2005 and thereafter. As of September 30, 2003, Sea Containers and its subsidiaries had $122,001,000 of indebtedness due in 2005, $259,525,000 due in 2006,
$131,993,000 due in 2007 and $637,954,000 due in 2008 and thereafter.

        Any failure of Sea Containers to repay any indebtedness when due may result in a default under such indebtedness and cause cross-defaults under other indebtedness.

Sea Containers' substantial indebtedness could adversely affect its financial health.

        Sea Containers and its subsidiaries have a significant amount of debt and may incur additional debt from time to time. As of September 30, 2003, Sea Containers' consolidated long-term indebtedness was $1,547,313,000. Also, GE SeaCo, a 50/50 joint venture with General Electric Capital Corporation, which is not consolidated for accounting purposes with Sea Containers, had $471,454,000 of long-term indebtedness at September 30, 2003.

        This substantial indebtedness could:

          o require Sea Containers to dedicate a large portion of its cash flow from operations to payments on its indebtedness and the indebtedness of its subsidiaries, and so reduce the availability of cash flow to fund its working capital, capital expenditures, product and service development and other general corporate
               purposes.   For example,  in 2002,  Sea Containers and its
               subsidiaries generated $193,732,000 in cash from operating activities after paying interest of $117,692,000 and before loan principal repayments of $163,345,000;

          o limit Sea Containers' ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes;

          o increase its vulnerability to adverse economic and industry conditions, including the seasonality of some of its businesses; or

          o limit its flexibility in planning for, or reacting to, changes in its business and industry as well as the economy generally.

Covenants in Sea Containers' financing agreements could limit its discretion in operating its businesses, causing Sea Containers to make less advantageous business decisions. A substantial portion of Sea Containers' indebtedness is secured by its assets.

        Our financing agreements with about 50 commercial bank lenders contain covenants that include limits on additional debt secured by mortgaged properties, limits on liens on property and limits on mergers and asset sales, and financial covenants requiring maintenance of a minimum net worth amount or a minimum interest expense coverage, or establishing a maximum debt-to-equity ratio. A substantial portion of our indebtedness is also secured by our assets. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If Sea Containers fails to comply with the restrictions in its present or future financing agreements, a default may occur. A default could allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow the creditors to foreclose on the assets securing such debt.

Increases in prevailing interest rates may increase our interest payment obligations.

        About 71% of Sea Containers' consolidated long-term debt at September 30, 2003, accrued interest at rates that fluctuate with prevailing interest rates, so that any increases in prevailing interest rates may increase our interest payment obligations. From time to time, Sea Containers enters into hedging transactions in order to manage its floating interest-rate exposure. At September 30, 2003, Sea Containers had swapped $183,344,000 of floating rate debt for fixed rate debt.

Sea Containers will need additional capital to finance the growth of its business.

        Our acquisition of new assets and properties, both for growth as well as for replacement, is capital intensive. The availability of future borrowings and access to the capital markets to finance these acquisitions depends on Sea Containers' ability to incur additional debt under its current financing arrangements, prevailing market conditions and the acceptability of financing terms offered to us. We cannot assure you that future borrowings or security offerings will be available, or available on attractive terms, to us in an amount sufficient to enable us to fund our needs.

Currency fluctuations may have a material adverse effect on Sea Containers' financial statements and/or its operating margins.

        Substantial portions of the revenues and expenses of Sea Containers are denominated in non-U.S. currencies such as the British pound sterling and the euro. In addition, we buy assets and incur liabilities in these foreign currencies. Foreign exchange rate fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

        Our financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both

          o translation risk, which is the risk that our financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and

          o transaction risk, which is the risk that the currency of our costs and liabilities fluctuates in relation to the currency of our revenue and assets, which fluctuations may adversely affect our operating margins.

        With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as transaction risk does. As far as we can, we match foreign currency revenues and costs and assets and liabilities to provide a natural hedge against translation risks although this is not a perfect hedge.

        With respect to transaction risk, although this risk may adversely affect operating margins, we may mitigate our exposure by entering into forward foreign exchange contracts from time to time.

Sea Containers' directors and officers may control the outcome of most matters submitted to a vote of its shareholders.

        A subsidiary of Sea Containers - Contender 2 Ltd. - together with Sea Containers' directors and executive officers, currently hold about 84% of the voting power for most matters submitted to a vote of Sea Containers' shareholders. Under Bermuda law, the class B common shares of Sea Containers owned by Contender 2, representing approximately 78% of the combined voting power of the class A and class B common shares, are outstanding and may be voted by Contender 2. The manner in which Contender 2 votes its class B common shares is determined by the directors of Contender 2, two of whom -- James B. Sherwood and John D. Campbell -- are also directors and officers of Sea Containers, consistently with the exercise by those directors of their fiduciary duties to Contender 2. Contender 2 is able to elect a majority of the members of the Board of Directors of Sea Containers, to control the outcome of most matters submitted to a vote of the shareholders of Sea Containers and to block a number of matters relating to a change of control of Sea Containers. See "Description of Common Shares -- Voting Rights."

Provisions in Sea Containers' charter documents may discourage potential acquisitions of Sea Containers, even those which the holders of a majority of its class A common shares might favor.

        Sea Containers' memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire us without the consent of Sea Containers' board of directors. These provisions include

          o supermajority shareholder voting provisions for the removal of directors from office with or without cause, and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of Sea Containers, and

          o    limitations on the voting rights of such 15% beneficial owners.

        Also, our board of directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by many shareholders.

        These provisions are in addition to the ability of Contender 2 and directors and officers to vote shares representing a significant majority of the total voting power of our common shares. See the "risk factor" immediately above and "Description of Common Shares - Voting Rights." Also, the rights to purchase series A junior preferred shares, one of which is attached to each class A and class B common share, may have antitakeover effects. See "Description of Common Shares - Preferred Share Purchase Rights."

We cannot assure you that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Bermuda, or that an original action can be brought in Bermuda against Sea Containers for liabilities under U.S. securities laws.

        Sea Containers is a Bermuda company, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for you to

          o effect service of process within the United States upon Sea Containers or its directors and officers, or

          o enforce judgments obtained in United States courts against Sea Containers or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

        Sea Containers has been advised by its Bermuda counsel, Appleby Spurling & Kempe, that there is doubt

          o whether a judgmentof a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Sea Containers or its directors and officers, and

          o whether an original action could be brought in Bermuda against Sea Containers or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

                           Forward-Looking Statements

        This prospectus, and the reports and other information that Sea Containers has filed with the SEC which are incorporated by reference in this prospectus, contain forward-looking statements, including statements regarding, among other items:

          o    competitive factors in our businesses,

          o    our ability to offer duty-free shopping,

          o    the operations of Silja Line,

          o    deployment of fast speed ferries,

          o future legislation in any country where we have significant assets or operations,

          o    strikes or other labor disruptions,

          o    currency fluctuations, and

          o    trends in our future operating performance.

        We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus or in incorporated reports, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to Sea Containers or its management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described under "Risk Factors" in this prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and incorporated reports might not transpire.

        Except as required by law, we have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 Our Businesses

        Sea Containers and its subsidiaries engage in four main businesses:

          o ferry operations, mainly involving high speed and conventional passenger and vehicle ferry services in the English Channel, Irish Sea and northern Baltic Sea;

          o high speed passenger rail operations in Britain between London and Scotland;

          o the leasing of marine cargo containers, principally through Sea Containers' unconsolidated 50/50 GE SeaCo SRL joint venture with General Electric Capital Corporation, to a diversified customer base of liner ship operators and others throughout the world, and the manufacture and repair of container equipment; and

          o ownership and/or management of hotels, restaurants, tourist trains and a river cruiseship located throughout the world through Orient-Express Hotels, an unconsolidated company in which Sea Containers owns a 42% equity interest.

          o In addition, Sea Containers engages in property development, perishable commodity production and trading, and publishing.

Ferry Operations

        Our ferry services include high speed vessels operating on routes between England and France and between Scotland and Northern Ireland. Our Silja Line subsidiary operates a fleet of large multipurpose passenger and freight ferries as well as smaller fast ferries in the northern Baltic Sea. In addition to ticket sales, we derive substantial revenues from providing on-board catering and retail sales, including duty-free sales on Silja Line services. We also operate a commuter ferry service in New York harbor and, in a joint venture with a third party, a ferry service between Italy and Croatia in the Adriatic Sea.

Rail Operations

        In 1996, the British government awarded us a seven-year franchise to operate the Great North Eastern Railway, the high-speed passenger rail service along the east coast of Great Britain between London and Scotland. Since acquiring the GNER franchise, we have improved service, increased ridership and reduced costs so that our rail operations no longer receive government subsidies. Our franchise was extended and now expires in April 2005.

Marine Container Operations

        We lease our cargo containers, principally through our GE SeaCo SRL joint venture with General Electric Capital Corporation, to a diversified customer base of liner ship operators and others throughout the world. We formed GE SeaCo in May 1998 to reduce overhead and operating costs and to acquire new equipment. GE SeaCo provides standard cargo containers as well as specialized cargo containers used to transport cargoes not suited to standard containers, such as perishable food items, liquids and heavy machinery.

        We also own and operate container factories and depots.

Leisure Operations

        Sea Containers owns about 42% of the common shares of Orient-Express Hotels (disregarding the shares owned by Orient-Express Holdings 1 Ltd., a subsidiary of Orient-Express Hotels). Orient-Express Hotels owns and/or manages

          o luxury hotels and resorts located in the United States, the Caribbean, Europe, southern Africa, South America, Australia and the South Pacific,

          o tourist trains in Europe, Southeast Asia and Peru, including the Venice Simplon-Orient-Express in England and Europe and the Eastern & Oriental Express in Southeast Asia,

          o    a river cruise ship in Burma (Myanmar), and

          o    restaurants in New York, Buenos Aires and London.

        Orient-Express Hotels also engages in merchandising related to its leisure activities.

        On February 2, 2004, Orient-Express Hotels announced that it was making an $8,000,000 loan to the holding company of the five deluxe Pansea hotels in Southeast Asia convertible after three years into about 25% of the company's shares, with options to acquire 100% of the shares after five years. Orient-Express Hotels will not manage these hotels but will market them with its other leisure operations.

                                      * * *

        Sea Containers maintains its registered office at 22 Victoria Street, Hamilton HM 12, Bermuda (telephone 441-295-2244). Sea Containers also has a United Kingdom service company subsidiary -- Sea Containers Services Ltd. -- with offices at Sea Containers House, 20 Upper Ground, London SE1 9PF, England (telephone 011-44-20-7805-5000), and a United States subsidiary -- Sea Containers America Inc. -- with offices at 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5066).

                     Relationship with Orient-Express Hotels

        Sea Containers currently owns 11,943,901 class A common shares of Orient-Express Hotels and 2,459,399 class B common shares of Orient-Express Hotels, representing about 42% of Orient-Express Hotels' outstanding class A and class B common shares (excluding class B common shares owned by Orient-Express Holdings 1 Ltd.) and having about 15% of the combined voting power of all outstanding Orient-Express Hotels class A and class B common shares (including class B common shares owned by such subsidiary).

        Orient-Express Hotels has filed a registration statement with the SEC (which was declared effective on February 19, 2003) for sales by Sea Containers from time to time, in one or more transactions, of any or all of its remaining 11,943,901 class A common shares of Orient-Express Hotels plus the 2,459,399 Orient- Express Hotels' class A common shares issuable upon conversion of 2,459,399 Orient-Express Hotels class B common shares held by Sea Containers.

                                 Use of Proceeds

        We intend to use the net proceeds from the sale of the class A common shares in this offering for Sea Containers' general corporate purposes, which may include reduction of debt, funding Sea Containers' capital expenditure program for each of its businesses, possible acquisitions and working capital.

                              Plan of Distribution

        Sea Containers may sell the class A common shares offered by this prospectus from time to time through Citigroup Global Markets Inc. by means of

          o ordinary brokers' transactions and transactions in which the broker dealer solicits purchases,

          o block transactions (which may involve crosses) in accordance with the rules of any exchange on which the class A common shares may be admitted to trading (an "Exchange" or the "Exchanges"), in which Citigroup may attempt to sell class A common shares as agent but may purchase and resell all or a portion of the block as principal,

          o "fixed price offerings" off the floors of the Exchanges, or "exchange distributions" and "special offerings" of class A common shares under the rules of the Exchanges,

          o    short sales,

          o a combination of any such methods of sale, in each case on the Exchanges, in the over-the-counter market, through negotiated transactions or otherwise, or

          o    any other method permitted pursuant to applicable law,

at market prices prevailing at the time of the sale or at prices otherwise negotiated or fixed.

        Citigroup is not required to sell any specific number or dollar amount of shares but has agreed to use its best efforts to sell any or all of the shares offered by this prospectus upon our request. In connection with those sales, Citigroup may pay or allow distributors' or sellers' commissions which will not exceed those customary for the types of transactions involved. Sea Containers has agreed to pay Citigroup a commission of 10 cents per share for each agency transaction effected. If Citigroup purchases class A common shares as principal, it may resell such shares by any method of sale described above.

        If Citigroup should conduct a "fixed price offering" of class A common shares off the floors of the Exchanges, Citigroup as principal would purchase a block of shares from Sea Containers and would form a group of selected dealers to participate in the resale of the shares.

Any such offering, or any "special offering" or "exchange distribution" by Citigroup, would be described in a supplement to this prospectus setting forth the terms of the offering and the number of shares being offered.

        Citigroup and any other participating broker or dealer will be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act of 1933 if they act as principals in connection with the sale of the class A common shares offered by this prospectus, and they may be deemed to be underwriters if they act as agents in that connection. The compensation of Citigroup and any other broker or dealer may be considered as underwriting commissions or discounts.

        Sea Containers will pay all of the expenses of the offering, which we estimate will be approximately $155,000.

        No minimum subscription must be raised by the sale of the class A common shares in this offering in order to provide for any of the matters enumerated in
Section 28 of The Companies Act 1981 of Bermuda, as amended.

        Affiliates of Citigroup have certain lending and other investment banking relationships with us or Orient-Express Hotels. If more than 10% of the proceeds of an offering under this prospectus, not including underwriting compensation, will be received by entities who are affiliated with Citigroup, or Citigroup together with any other National Association of Securities Dealers, Inc. members who are participating in an offering, the offering will be conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter would not be necessary, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the class A common shares.

                          Description of Common Shares

        The authorized capital of Sea Containers consists of 60,000,000 class A common shares, 60,000,000 class B common shares and 15,000,000 preferred shares issuable in series.

        The following description of the class A common shares and class B common shares is a summary of all material applicable provisions of Bermuda law and the charter documents and bye-laws of Sea Containers, but it is only a summary and as such is qualified in its entirety by reference to the charter documents and bye-laws, which are exhibits to documents incorporated by reference in this prospectus. See "Where You Can Find More Information."

Dividend Rights

        Holders of class A and class B common shares receive such dividends as the Sea Containers board of directors declares out of the profits of Sea Containers available under Bermuda law for that purpose. The board of directors may at any time declare a cash dividend on the class A common shares without at the same time declaring any dividend on the class B common shares. However, the board of directors may not declare a cash dividend on the class B common shares without at the same time declaring a cash dividend on the class A common shares having the same record date and payment date as the dividend on the class B common shares, and in an amount per class A common share at least 10% greater than the amount of the dividend declared on each class B common share.

        Distributions by Sea Containers of class A common shares of Orient-Express Hotels ("OEH A Shares") or class B common shares of Orient-Express Hotels ("OEH B Shares"), or rights, options or warrants to subscribe for OEH A Shares or OEH B Shares, may be made by the board of directors of Sea Containers, in its sole discretion, to the holders of Sea Containers' class A common shares and to the holders of the Sea Containers' class B common shares, in whatever ratios the board of directors deems appropriate; however, (x) the ratio of (1) the aggregate number of OEH A Shares and OEH B Shares distributed to the holders of Sea Containers' class A common shares to (2) the total number of the Sea Containers' class A common shares outstanding must be as nearly equal as practicable to (y) the ratio of (3) the aggregate number of OEH A Shares and OEH B Shares distributed to the holders of Sea Containers' class B common shares to (4) the total number of Sea Containers' class B common shares outstanding.

        For distributions other than cash dividends, the class A and class B common shares of Sea Containers rank equally and have the same rights, except that

          o Sea Containers can distribute its class A common shares, or rights, options or warrants to subscribe for class A common shares, only to the holders of its class A common shares,

          o Sea Containers can distribute its class B common shares, or rights, options or warrants to subscribe for class B common shares, only to the holders of its class B common shares, and

          o the ratio of the number of Sea Container's class A common shares outstanding to the number of its class B common shares outstanding, each on a fully diluted basis, must be the same immediately after such a distribution as immediately before it.

        The only preferred shares of Sea Containers currently outstanding are 150,000 $7.25 Convertible Cumulative Preferred Shares. The $7.25 Preferred Shares outstanding accrue dividends at the rate of $1.8125 per share per quarter, or currently $271,875 per quarter in the aggregate. Unless Sea Containers has paid all accrued dividends on the $7.25 Preferred Shares, and on any other shares then ranking senior or equal to the $7.25 Preferred Shares, or the Board of Directors has declared all those accrued dividends and set aside amounts for their full payment,

          o Sea Containers may not pay or declare any dividends or make any other distribution on the class A or class B common shares, except dividends payable in class A or class B common shares or other shares of Sea Containers ranking junior to the $7.25 Preferred Shares, and

          o Sea Containers and its subsidiaries may not acquire any outstanding class A or class B common shares except in exchange for other class A or class B common shares or other shares ranking junior to the $7.25 Preferred Shares.

        No Bermuda law, decree or regulation restricts the export or import of capital, affects payment of dividends out of profits or other distributions by Sea Containers to non-resident shareholders, or subjects United States holders of class A or class B common shares to Bermuda taxes. Future dividends will depend upon Sea Containers' results of operations, financial position, capital requirements and other relevant factors.

Voting Rights

        Except as otherwise provided by Bermuda law, the holders of class A and class B common shares have exclusive voting rights at any general meeting of shareholders of Sea Containers, subject to the voting rights of the holders of any preferred shares which Sea Containers may issue in the future. However,

          o if at any time Sea Containers has failed to pay, or declare and set aside funds for six full quarterly dividends on the $7.25 Preferred Shares, the holders of $7.25 Preferred Shares, voting together as a separate class, will have the right to elect two directors and the number of directors of Sea Containers will automatically be increased by two. This voting right will continue, and any director of Sea Containers so elected will hold office, only until Sea Containers has paid all accrued dividends on the $7.25 Preferred Shares, or until the Board of Directors has declared such dividends and set aside amounts for their full payment.

          o without the consent of the holders of two-thirds of the outstanding $7.25 Preferred Shares voting as a separate class, Sea Containers may not amend the terms of the $7.25 Preferred Shares or authorize any shares ranking senior to the $7.25 Preferred Shares.

          o without the consent of the holders of a majority of the $7.25 Preferred Shares voting as a separate class, Sea Containers may not increase the authorized number of $7.25 Preferred Shares, or authorize more than 10,000,000 additional shares ranking equal to the $7.25 Preferred Shares, unless the consolidated profits of Sea Containers available under Bermuda law for the payment of dividends during a period of 12 consecutive calendar months out of the immediately preceding 18 calendar months are at least two times the annual dividend requirements on the $7.25 Preferred Shares and on all other shares ranking senior or equal to the $7.25 Preferred Shares that would be outstanding after such increase.

          o without the consent of the holders of a majority of the outstanding $7.25 Preferred Shares voting as a separate class, Sea Containers may not amalgamate, consolidate or merge with another corporation unless the preferences, rights and powers of the $7.25 Preferred Shares outstanding immediately before the effective date of the amalgamation, consolidation or merger are not adversely affected.

        In general, holders of class A common shares and holders of class B common shares vote together as single class with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. However,

          o any action varying the rights of either class would require the separate approval of that class as well as the approval of both classes voting together.

          o any "Business Combination," as defined in the bye-laws, involving Sea Containers and an "interested person" must be approved by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote, unless the Business Combination meets certain procedural and fair price requirements. An interested person is defined generally as a person, other than Sea Containers or a subsidiary, which is the beneficial owner of shares or rights over shares carrying 15% or more of the votes which may be cast at any general meeting of Sea Containers.

          o the shareholders of Sea Containers may remove directors from office, with or without cause, at a special general meeting only by a resolution adopted by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote. A director may also be removed for cause by resolution of the directors, or can be defeated for re-election at an annual general meeting.

          o if at any time a person becomes an interested person as defined above, that person, with certain exceptions, will not be able to cast more than 15% of the votes which may be cast at any general meeting of Sea Containers for a period of five years from the date that such person first became an interested person.

        There is no provision for cumulative voting for the election of directors, so that unless there are dividend arrearages on the $7.25 Preferred Shares as described above, those shareholders can elect all of the directors which together can cast a majority of the votes represented by all outstanding class A common shares each with one-tenth of a vote and class B common shares each with one vote.

        In general, under The Companies Act 1981 of Bermuda and Sea Containers' bye-laws, approval of any matter proposed at any general meeting requires the affirmative vote of a simple majority of the total votes cast on that matter by the holders of class A common shares and class B common shares present in person or represented by proxy. Matters requiring such simple majority approval include proposals for the sale of all or substantially all of Sea Containers' assets, and amendments to its memorandum of association or bye-laws. A few matters would require more than majority approval under The Companies Act 1981, such as loans to directors, which would require the affirmative vote of at least 90% of the total votes of all outstanding class A and class B common shares, or a change of Sea Containers' independent auditors, which would require the affirmative vote of at least two-thirds of the total votes cast of class A and class B common shares, or a proposal for the amalgamation or merger of Sea Containers with another corporation, which would require the affirmative vote of at least 75% of the total votes cast of class A and class B common shares.

        The normal quorum for general meetings is the presence, in person or by proxy, of the holders of class A and class B common shares carrying a majority of the votes which may be cast at the meeting. However, at any special general meeting called for the purpose of electing directors or increasing or reducing the number of directors, the holders of not less than 90% in number of the outstanding class A and class B common shares must be present in person or by proxy to constitute a quorum.

        There are no limitations imposed by Bermuda law or by Sea Containers' memorandum of association and bye-laws on the rights of persons who are not citizens or residents of Bermuda to hold or vote class A or class B common shares.

        A subsidiary of Sea Containers - Contender 2 Ltd. - owns 12,900,000 class B common shares, or approximately 36% of the total number of class A and class B common shares currently outstanding. The shares held by Contender 2 are by law issued and outstanding, so that the subsidiary may vote them. Therefore, Contender 2 currently is able to vote approximately

          o 78% of the total number of votes which may be cast by the holders of the class A and class B common shares on matters for which each class A common share has one-tenth of a vote, and

          o 36% of the total number of votes which may be cast by the holders of the class A and class B common shares on the "Business Combination" and director removal matters described above for which each class A common share has one vote.

Preferred Share Purchase Rights

        Sea Containers has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Sea Containers (the "Rights"). The Rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. A Right will be attached to each class A common share sold in this offering.

        The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of

          o the public announcement that a person or group has become an "Acquiring Person," that is, a person or group that has acquired beneficial ownership of shares carrying 20% or more of the total votes which may be cast at any general meeting of Sea Containers, and

          o the commencement or announcement of an intended tender offer or exchange offer for shares carrying 30% or more of the total votes which may be cast at any general meeting of Sea Containers.

At that time, the Rights then attached to all outstanding class A and class B common shares will become separate securities, and each Right will entitle its holder to purchase one two-hundredth of a series A junior participating preferred share of Sea Containers at an exercise price of $180. The exercise price will be adjusted in the future to reflect stock splits and other changes to the class A and class B common shares.

        However,

          o from and after the date on which any person becomes an Acquiring Person, each holder of a Right other than the Acquiring Person may exercise the Right and receive, at the then current exercise price of the Right, that number of class A common shares, in the case of a Right which previously was attached to a class A common share, or that number of class B common shares, in the case of a Right which previously was attached to a class B common share, or other securities, cash or property, then having a market value of twice the exercise price; and

          o if, after the shareholder rights agreement takes effect, Sea Containers is acquired by consolidation, merger or amalgamation, or Sea Containers sells or otherwise transfers 50% or more of its consolidated assets or earning power, each holder of a Right, other than an Acquiring Person, may exercise the Right and receive, at the then current exercise price of the Right, an amount of the common equity of the acquiring company or its public company parent which at the time of such transaction would have a market value of twice the exercise price of the Right.

        The Rights will expire on June 19, 2008. However, the Sea Containers Board of Directors may redeem all but only all of the Rights sooner at a price of $0.025 per Right at any time before the close of business on the tenth day after the date on which a person becomes an Acquiring Person.

        The purpose of the Rights is to diminish the attractiveness of Sea Containers to persons who might otherwise have an interest in acquiring control of Sea Containers on unfair or coercive terms and to impede such persons from attempting to gain control of Sea Containers on such terms through a tender or exchange offer, by a proxy contest or by other means.

Liquidation Rights

        In a liquidation, dissolution or winding-up of Sea Containers, holders of class A and class B common shares as a single class would participate equally per share in the assets remaining available for distribution to shareholders, after payment of Sea Containers' liabilities and the liquidation preferences on its preferred shares. The liquidation preference for the $7.25 Preferred Shares is currently $15,000,000 in the aggregate.

Conversion Rights

        The class A common shares are not convertible into any other security. Each class B common share is convertible at any time without any additional payment into one class A common share.

Miscellaneous

        Neither class A nor class B common shares have the benefit of sinking fund provisions or are redeemable or carry any preemptive or other rights to subscribe for additional shares, except that holders of class B common shares may convert their shares into class A common shares as described above. The holders of class A and class B common shares are not liable for any further calls or assessments.

                            Authorized Representative

        Sea Containers' authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act, is Robert
M. Riggs, 2 Wall Street, New York, New York 10005. Sea Containers has agreed to indemnify the authorized representative against liabilities under the Securities Act.

                                  Legal Matters

        Carter Ledyard & Milburn LLP, New York, New York, has passed upon legal matters relating to this offering for Sea Containers with respect to U.S. law, and Appleby Spurling & Kempe, Hamilton, Bermuda, has passed upon legal matters relating to this offering for Sea Containers with respect to Bermuda law. Robert
M. Riggs, who is senior counsel at Carter Ledyard & Milburn LLP, having recently retired as a partner of that firm, is a director of Sea Containers, and John D. Campbell, who recently retired as senior counsel at Appleby Spurling & Kempe, is a director of Sea Containers.

                                     Experts

        The consolidated financial statements and related consolidated financial statement schedule incorporated in this prospectus by reference from Sea Containers' Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers of Statement of Financial Accounting Standards (`SFAS') No. 142, Goodwill and Other Intangible Assets, and SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective January 1, 2002, and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and 138, effective January 1, 2001, which is incorporated herein by reference in the registration statement of which this prospectus is a part, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       Where You Can Find More Information

        This prospectus is a part of a registration statement on Form S-3, Registration No. 333-112200, which Sea Containers filed with the Securities and Exchange Commission under the Securities Act of 1933. We refer you to this registration statement for further information about Sea Containers and the class A common shares offered hereby.

        Sea Containers files annual, quarterly and special reports and other information with the Securities and Exchange Commission (Commission File Number 1-7560). These filings contain important information which does not appear in this prospectus. For further information about Sea Containers, you may read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Sea Containers' filings from the public reference room by calling
(202) 942-8090. You may also inspect these filings at the offices of the New York Stock Exchange, 20 Broad Street, New York,

New York 10005, and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104, or 233 Beaudry Avenue, Los Angeles, California 90012.

        The SEC allows Sea Containers to "incorporate by reference" information into this prospectus, which means that we can disclose imported information to you by referring you to other documents which Sea Containers has filed or will file with the SEC. We are incorporating by reference in this prospectus

          o Sea Containers' Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including Amendment No. 1 thereto dated May 23, 2003,

          o Sea Containers' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003, and September 30, 2003,

          o Sea Containers' Current Reports on Form 8-K bearing cover dates of April 11, 2003, June 25, 2003, June 27, 2003, July 9, 2003,
               July 15, 2003, July 18, 2003, July 23, 2003, February 9, 2004,
               and February 20, 2004,

          o the description of Sea Containers' class A common shares which appears in Amendment No. 1, dated June 11, 1998, to Sea Containers' Registration Statement on Form 8-A for the registration of the Class A common shares under Section 12(b) of the Securities Exchange Act of 1934, and

          o the description of the Rights which appears in Amendment No. 3, dated June 5, 1998, to Sea Containers' Registration Statement on Form 8-A for the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934.

        All documents which Sea Containers files with the SEC pursuant to
Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering of class A common shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Sea Containers America Inc., 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5066).

        Sea Containers is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Sea Containers' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in Sea Containers' equity securities by its officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, Sea Containers was not required to make, and did not make, its SEC filings electronically, so that those filings are not available on the SEC's Web site. However, since that date, we have been making all filings with the SEC electronically.

======================================          ================================

You should rely only on the                                  SEA
information contained in this                            CONTAINERS
prospectus.  We have not                                    LTD.
authorized anyone to provide
you with information that is
different.  This prospectus does
not contain an offer to sell or
the solicitation of any offer to                          2,200,000
buy any securities other than the
class A common shares, or contain
an offer to sell or the solicitation                Class A Common Shares
of an offer to buy the class A common
shares in any circumstances which                __________________________
would be unlawful.  By delivering this
prospectus to you and by selling                         PROSPECTUS
class A common shares with it, we do
not mean to imply that no change has                  February 23, 2004
occurred in the affairs of Sea
Containers since the date of this                 -------------------------
prospectus or that the information
contained herein is correct as of any
time after such date.
         ---------------







                                                          Citigroup






======================================          ================================